UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

FAIR ISAAC CORPORATION
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

1.5% SENIOR CONVERTIBLE NOTES DUE AUGUST 15, 2023
(Title of Class of Securities)

303250 AA 2 and 303250 AB 0
(CUSIP Number of Class of Securities)

Andrea M. Fike
Vice President, General Counsel and Secretary
FAIR ISAAC CORPORATION
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402
(612) 758-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:
John A. Fore, Esq.
Kathleen D. Rothman, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Amount of Filing
Transaction Valuation (1)	Fee

$400,000,000	$47,080

(1)	This tender offer statement relates to the exchange by Fair Isaac Corporation of an aggregate of up to $400,000,000 aggregate principal amount of its 1.5% Senior Convertible Notes, Series B due August 15, 2023 for $400,000,000 aggregate principal amount of its currently outstanding 1.5% Senior Convertible Notes due August 15, 2023. Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, this amount is the book value as of February 25, 2005 of the maximum amount of the currently outstanding 1.5% Senior Convertible Notes due August 15, 2023 that may be received by the Registrant from tendering holders.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This tender offer statement on Schedule TO (this “Schedule TO”) is being filed by Fair Isaac Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) up to $400,000,000 aggregate principal amount of its 1.5% Senior Convertible Notes, Series B due August 15, 2023 (the “New Notes”) for any and all of the $400,000,000 aggregate principal amount of its currently outstanding 1.5% Senior Convertible Notes due August 15, 2023 (the “Outstanding Notes”), upon the terms and subject to the conditions set forth in the Company’s offering circular, dated February 25, 2005 (the “Offering Circular”), and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively to this Schedule TO.

     All of the information set forth in the Offering Circular and the Letter of Transmittal, and any annexes, schedules or amendments thereto related to the Exchange Offer, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

     The information in the Offering Circular under the heading “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The issuer is Fair Isaac Corporation, a Delaware corporation, with its principal executive offices located at 901 Marquette Avenue, Suite 3200, Minneapolis, Minnesota 55402; telephone number (612) 758-5200.

(b)	Securities. The subject class of securities is the Company’s 1.5% Senior Convertible Notes due August 15, 2023, $400,000,000 in aggregate principal amount of which is outstanding as of February 25, 2005.

(c)	Trading Market and Price. There is no established trading market for the Outstanding Notes. The information in the Offering Circular under the heading “Price Range of Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The issuer and subject company is Fair Isaac Corporation, a Delaware corporation, with its principal executive offices located at 901 Marquette Avenue, Suite 3200, Minneapolis, Minnesota 55402; telephone number (612) 758-5200.

     Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Thomas G. Grudnowski	President and Chief Executive Officer, Director
Chad L. Becker	Vice President, General Manager
Gresham T. Brebach	Vice President, Corporate Development and Strategic Partnerships
Michael S. Chiappetta	Vice President, Product Development
Richard S. Deal	Vice President, Human Resources
Eric J. Educate	Vice President, Sales and Marketing

Name	Position
Andrea M. Fike	Vice President, General Counsel and Secretary
Raffi M. Kassarjian	Vice President, General Manager
Charles M. Osborne	Vice President and Chief Financial Officer
Paul G. Perleberg	Vice President, Managing Director and General Manager
Michael J. Pung	Vice President, Finance
Larry E. Rosenberger	Vice President, Research and Development
Lori A. Sherer	Vice President, General Manager
Gordon Stuart	Vice President, Managing Director
A. George Battle	Director
Andrew Cecere	Director
Tony J. Christianson	Director
Alex W. Hart	Director
Philip G. Heasley	Director
Guy R. Henshaw	Director
David S. P. Hopkins	Director
Margaret L. Taylor	Director

     The business address and telephone number of each of the above executive officers and directors of the Company is c/o Fair Isaac Corporation, 901 Marquette Avenue, Suite 3200, Minneapolis, Minnesota 55402; telephone number (612) 758-5200.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information in the Offering Circular under the headings “Summary,” “The Exchange Offer,” “Description of the New Notes,” “Description of Capital Stock” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b)	Purchases. None of the Company’s officers, directors or affiliates hold any of the Outstanding Notes and, therefore, no Outstanding Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

     The information in the Offering Circular under the heading “Description of Capital Stock” is incorporated herein by reference.

     The Company has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the Outstanding Notes: (a) Indenture, dated as of August 6, 2003, between the Company and Wells Fargo Bank Minnesota, N.A., as trustee; and (b) Registration Rights Agreement, dated August 6, 2003, among the Company and the initial purchasers party thereto. The information in the Offering Circular under the heading “The Exchange Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information in Offering Circular under the headings “Summary” and “The Exchange Offer” is incorporated herein by reference.

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(b)	Use of Securities Acquired. The Company will retire the Outstanding Notes acquired in the transaction.

(c)	Plans.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	The Company announced a common stock repurchase program to acquire up to $250 million of the Company’s outstanding capital stock. The stock repurchase program is open-ended and allows the Company to repurchase its shares from time to time in the open market and in negotiated transactions.

(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The consideration to be used in the Exchange Offer consists of the New Notes. If all of the Outstanding Notes are tendered and accepted for exchange, an aggregate principal amount of $400,000,000 of New Notes will be issued. The Company expects to pay fees and expenses in connection with the exchange offer from the Company’s working capital.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information in the Offering Circular under the headings “The Exchange Offer—Exchange Agent, Information Agent and Financial Advisor,” and “The Exchange Offer—Other Fees and Expenses” is incorporated by reference.

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Item 10. Financial Statements.

(a)	Financial Information.

     The following financial statements and information are incorporated by reference:

     (1) The audited consolidated financial statements of the Company for the fiscal years ended September 30, 2004 and 2003 set forth in the Company’s Current Report on Form 8-K filed February 25, 2005.

     (2) The unaudited condensed consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004.

     (3) The information in the Offering Circular under the heading “Summary—Selected Consolidated Financial Data.”

     (4) As of December 31, 2004, the book value per share is $12.91.

(b)	Pro Forma. Not Applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offering Circular dated February 25, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients.

(a)(1)(F)	Letter to Holders.

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(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued February 25, 2005 (filed by the Company pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended).

(b)	None.

(d)(1)	Indenture, dated as of August 6, 2003, between the Company and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).

(d)(2)	Registration Rights Agreement, dated August 6, 2003, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

     Not Applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIR ISAAC CORPORATION
Dated: February 25, 2005	By:	/s/ Charles M. Osborne
		Name:	Charles M. Osborne
		Title:	Vice President and Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offering Circular dated February 25, 2005
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients.
(a)(1)(F)	Letter to Holders.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None
(a)(5)	Press Release issued February 25, 2005 (filed by the Company pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended)
(b)	None.
(d)(1)	Indenture, dated as of August 6, 2003, between the Company and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
(d)(2)	Registration Rights Agreement, dated August 6, 2003, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
(g)	None.
(h)	None.

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